Exhibit 12.1
Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Nine Months
	Ended September 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002

Earnings:

Income from continuing operations before income taxes	$159,491	$142,541	$250,734	$316,873	$299,380	$340,722

Interest expense (excluding capitalized interest)	42,226	56,661	56,604	32,851	19,241	5,079

Portion of rent expense under long-term operating leases representative of an interest factor	2,380	3,675	4,799	4,929	2,478	3,058

Total earnings	$204,097	$202,877	$312,137	$354,653	$321,099	$348,859

Fixed charges:

Interest expense (including capitalized interest)	$42,226	$57,051	$57,399	$33,299	$19,241	$5,139

Portion of rent expense under long-term operating leases representative of an interest factor	2,380	3,675	4,799	4,929	2,478	3,058

Total fixed charges	$44,606	$60,726	$62,198	$38,228	$21,719	$8,197

Ratio of earnings to fixed charges	4.6	3.3	5.0	9.3	14.8	42.6